Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 10, 2009

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@blackrock.com

FOR IMMEDIATE RELEASE

Barclays Suspends Further Sales and Issuance of iPath® MSCI India Index Exchange Traded Notes

New York, NY (December 10, 2009) – Barclays Bank PLC announced today that it has suspended, until further notice, any further sales from inventory and any further issuances of iPath® MSCI India Index Exchange Traded Notes (the “Notes”). The Notes trade on the NYSE Arca stock exchange under the ticker symbol “INP”. This suspension may cause fluctuations in the trading value of such Notes. Daily redemptions at the option of the holders of the Notes will not be affected by this suspension. Barclays Bank PLC’s lending activities from existing inventory with respect to the Notes will also not be affected by this suspension.

As disclosed in the pricing supplement relating to the Notes under the heading “Risk Factors—The Market Value of the Securities May Be Influenced by Many Unpredictable Factors”, the market value of the Notes may be influenced by, among other things, the levels of supply and demand for the Notes. It is possible that the suspension, as described above, may influence the market value of the Notes. Barclays Bank PLC believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the Notes, which may cause the Notes to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the Notes in the secondary market may be at a purchase price significantly different from their indicative value.

The pricing supplement relating to the Notes can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@blackrock.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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